EXHIBIT 12
SECURUS TECHNOLOGIES, INC.
Statement Regarding Computation
of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Successor
	Period from
	January 12,
	2004 to
	December 31,
	2004	2005	2006	Q1 2007
Earnings:
Income (loss) from continuing operations before income taxes and discontinued operations	(68,338)	$(11,326)	$(18,658)	$(5,010)

Interest expense	14,001	26,608	27,811	7,218

Interest portion of rent expense	1,200	700	800	200

Earnings available for fixed charges	(53,137)	15,982	9,953	2,408

Fixed Charges:
Interest expense	14,001	26,608	27,811	7,218

Interest portion of rent expense	1,200	700	800	200

Total fixed charges	15,201	27,308	28,611	7,418

Ratio of earnings to fixed charges	—	—	—	—

Deficiency of earnings to fixed charges	68,338	11,326	18,658	5,010